The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2022

Citigroup Global Markets Holdings Inc.	October -----, 2022 Medium-Term Senior Notes, Series N Pricing Supplement No. 2022-USNCH14133 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Callable Fixed Rate Notes Due October 20, 2027

•	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes pay interest periodically at the fixed per annum rate indicated below.

•	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	October 18, 2022
Original issue date:	October 20, 2022
Maturity date:	October 20, 2027. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding the maturity date, unless previously redeemed by us: at least 6.00% (to be determined on the pricing date)
Interest period:	The period from and including the original issue date to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date
Interest payment dates:	Semi-annually on the 20th of each April and October of each year, commencing April 20, 2023, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Redemption:

Beginning on October 20, 2023, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The 20th of each January, April, July and October beginning in October 2023, provided that if any such day is not a business day, the applicable redemption date will be the next succeeding business day. No additional interest will accrue as a result of such delay in payment.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP / ISIN:	17330RH65 / US17330RH654
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$10.00	$990.00
Total:	$	$	$

(1) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $990.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (2) below. See “General Information—Fees and selling concessions” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $10.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $10.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement dated May 11, 2021 and Prospectus dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors before you decide to invest in the notes.

Citigroup Inc. will release quarterly earnings on October 14, 2022, which is during the marketing period and prior to the pricing date of these notes.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and any accrued and unpaid interest to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets

Citigroup Global Markets Holdings Inc.

Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

General Information
Temporary adjustment period:	For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds:

An amount equal to the net proceeds of the sale of the notes will be allocated exclusively to finance or refinance, in whole or in part, “Affordable Housing Assets,” which refers to loans and/or investments made by Citigroup Inc. and its affiliates (“Citi”) for assets or projects that meet Citi’s Affordable Housing Bond Asset Portfolio Eligibility Criteria (as defined below) in accordance with the Citi Social Bond Framework for Affordable Housing (the “Framework”). Citi has developed the Framework for notes issuances in order to finance the construction, rehabilitation and/or preservation of quality affordable housing for low- and moderate-income populations in the United States. The Framework is available on our website and has received a “second party opinion” by an independent consultant.

Eligible Affordable Housing Assets

Citi’s “Affordable Housing Bond Asset Portfolio Eligibility Criteria” reflect good practices for financing or refinancing the affordable housing needs (each, an “Affordable Housing Asset”) of individuals and families living in low- and moderate-incomes. “Low-income” is a family income that is less than 50% of the area’s median family income. “Moderate-income” is a family income that is at least 50% and less than 80% of the area’s median family income.

The Affordable Housing Assets may include but are not limited to affordable residences or housing units tailored to the needs of protected or vulnerable populations such as the following:

(1)       those experiencing homelessness: the term ‘‘homeless’’ refers to an individual who lacks housing (without regard to whether the individual is a member of a family), including an individual whose primary residence during the night is a supervised public or private facility that provides temporary living accommodations and an individual who is a resident in transitional housing;

(2)       senior citizens: a single person who is older than 55 years of age or families of two or more persons where the head of which (or his or her spouse) is older than 55 years of age;

(3)       Veterans: a person who served in the active military, naval, or air service and who was discharged or released under conditions other than dishonorable; and

(4)       persons with disabilities: a person who has a physical or mental impairment that substantially limits one or more major life activities, a person who has a history or record of such an impairment, or a person who is perceived by others as having such an impairment.

Citi has developed a list of exclusionary criteria for the use of the proceeds from the sale of the notes. Citi does not intend to be involved in financing any of the following projects or activities through the proceeds of this offering:

Citigroup Global Markets Holdings Inc.

(1)       loans or investments for projects outside of the United States and its territories;

(2)       loans or investments that do not have a primary purpose of providing affordable housing for low- and moderate-income individuals or families;

(3)       mortgage-backed securities and other derivatives;

(4)       investments where the financial strength and potential for economic loss to Citi on the investment has been assessed and classified as “Substandard,” “Doubtful,” or “Loss”;

(5)       any activities which are incompatible with the social mission of Citi Community Capital (a specialized unit within Citi that provides financial products for affordable housing) or which are directly or indirectly generating significant adverse social impacts; or

(6)       loans or investments that have matured.

Asset Selection and Evaluation Process

Citi’s specialist teams, including Citi Community Capital, are responsible for screening potential eligible assets against the Affordable Housing Bond Asset Portfolio Eligibility Criteria. Once screened, Eligible Affordable Housing Assets will be added to Citi’s portfolio of affordable housing assets (the “Affordable Housing Bond Asset Portfolio”).

Citi will identify a unique Affordable Housing Bond Asset Portfolio for the “Affordable Housing Bond(s)” issued during a given reporting period. Citi’s selection process for the Eligible Affordable Housing Assets takes into account whether the potential eligible asset meets the Affordable Housing Bond Asset Portfolio Eligibility Criteria for inclusion in an Affordable Housing Bond Asset Portfolio. Additionally, each of Citi’s lending and investing projects in affordable housing developments is reviewed through Citi’s approval processes including credit risk management approval and internal audit and compliance processes. If Citi’s investment in any asset in an Affordable Housing Bond Asset Portfolio is terminated or if an asset no longer meets the eligibility criteria, the asset will be removed from an Affordable Housing Bond Asset Portfolio in the same calendar year in which the asset became ineligible.

Management of Proceeds

Citi’s Affordable Housing Bond Working Group (the “Group”) is responsible for oversight of the Affordable Housing Bond Asset Portfolio(s), and its responsibilities include monitoring the total aggregate amount of Affordable Housing Bonds issued and tracking the portfolio using an internal asset management system. The Group aims to ensure that the aggregate amount in each Affordable Housing Bond Asset Portfolio is equal to or greater than the aggregate amount raised by Affordable Housing Bonds during the associated reporting period by reviewing the aggregate size and maturity of the Affordable Housing Bond Asset Portfolio(s) each quarter.

If for any reason the aggregate amount in an Affordable Housing Bond Asset Portfolio is less than the total outstanding amount of Affordable Housing Bonds issued, Citi will assign the unallocated balance to cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) until the amount can be allocated towards the Affordable Housing Bond Asset Portfolio.

Reporting

Citi will publish an Affordable Housing Bond report on its website within a year from issuance of the notes and provide updated information should a material change occur in the Affordable Housing Bond Asset Portfolio.

External Review

Citi will engage external independent accountants to review that the assets including in the Affordable Housing Bond Asset Portfolio(s) meet the Affordable Housing Bond Asset Portfolio Eligibility Criteria and are not invested in assets as defined by the exclusionary criteria. Further, the independent accountants have been engaged to review that the aggregate amount in the Affordable Housing Bond Asset Portfolio(s) is equal to or greater than the aggregate amount raised by Affordable Housing Bonds, and to the extent the total amount of the outstanding bonds is greater than the aggregate amount in the Affordable Housing Bond Asset Portfolio(s), the difference will be held in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in Citi’s liquidity portfolio.

Hedging:	Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our

Citigroup Global Markets Holdings Inc.

affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which CGMI may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.
ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to 1.00% ($10.00) for each note sold in this offering. The actual underwriting fee will be equal to up to 1.00% ($10.00) for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers a selling concession of up to 1.00% ($10.00) for each note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (180/360). If we call the notes for mandatory redemption on a redemption date that is not also an interest payment date, the amount of interest included in the payment you receive upon redemption will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (90/360).

Hypothetical Examples

The following examples illustrate how the payments on the notes will be calculated with respect to various hypothetical interest payment dates and redemption dates, depending on whether we exercise our right in our sole discretion to redeem the notes on a redemption date or, if we do not redeem the notes prior to the maturity date, whether the interest payment date is the maturity date. The hypothetical payments in the following examples are for illustrative purposes only, do not illustrate all possible payments on the notes and may not correspond to the actual payment for any interest payment date applicable to a holder of the notes. The numbers appearing in the following examples have been rounded for ease of analysis. The examples below assume that the interest rate is set at the lowest value indicated on the cover page of this pricing supplement. The interest rate will be determined on the pricing date.

Example 1: The interest payment date is not a redemption date, or it is a redemption date but we choose not to exercise our right to redeem the notes on that date.

In this example, we would pay you an interest payment on the interest payment date per note calculated as follows:

($1,000 × 6.00%) × (180/360) = $30.00

Because the notes are not redeemed on the interest payment date, the notes would remain outstanding and would continue to accrue interest.

Citigroup Global Markets Holdings Inc.

Example 2: We elect to exercise our right to redeem the notes on the second redemption date, which is not an interest payment date.

In this example, we would pay you on the second redemption date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 6.00%) × (90/360) = $15.00

Therefore, you would receive a total of $1,015.00 per note (the stated principal amount plus $15.00 of interest) on the second redemption date. Because the notes are redeemed on the second redemption date, you would not receive any further payments from us.

Example 3: The notes are not redeemed prior to the maturity date and the interest payment date is the maturity date.

In this example, we would pay you on the maturity date, the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 6.00%) × (180/360) = $30.00

Therefore, you would receive a total of $1,030.00 per note (the stated principal amount plus $30.00 of interest) on the maturity date, and you will not receive any further payments from us.

Because we have the right to redeem the notes prior to the maturity date, there is no assurance that the notes will remain outstanding until the maturity date. You should expect the notes to remain outstanding after the first redemption date only if the interest rate payable on the notes is unfavorable to you as compared to other market rates on comparable investments at that time.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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